Filed by Nexstar Broadcasting Group, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Media General, Inc.

Filer’s SEC File No.: 000-50478

Date: January 28, 2016

The following is a press release issued by Nexstar Broadcasting Group, Inc. on January 28, 2016.

NEWS ANNOUNCEMENT	For Immediate Release

COX COMMUNICATIONS BUSINESS PRACTICES PUT

SUBSCRIBERS IN NINE MARKETS AT RISK OF LOSING

NETWORK AND LOCAL COMMUNITY PROGRAMMING ON JANUARY 29

Cox Management Fails to Consider Reasonable Business Logic as it

Continues to Mis-Allocate Its Programming Fee Payments to

Programming with Marginal Viewership

Broadcast Stations/Groups Generate Approximately 35% of Household Viewing,

Yet Receive on average About 12% of Total Distribution Revenue from Cable,

Satellite and Telecom Providers such as Cox

Cox Willing to Hold its Subscribers Hostage Rather than Reach an Agreement

With Nexstar and Other Broadcasters at Fair Market Rates

Nexstar Broadcasting Strongly Disputes Mischaracterizations Made by Cox

and Will Pursue Any and All Methods of Recourse to Cause Cox to Cease and

Desist Making Future Misstatements

IRVING, Texas, January 28, 2016 – Nexstar Broadcasting Group, Inc. (Nasdaq: NXST) (“Nexstar”) set the record straight today following gross mischaracterizations issued by Cox Communications (“Cox”) related to ongoing negotiations between the parties on a distribution agreement that will allow Cox to continue to offer Nexstar’s highly rated network and local community programming to subscribers in nine markets. While it is not Nexstar’s policy to debate publicly with any of its commercial partners, the egregious mischaracterizations included in today’s Cox release warrant a response to ensure that viewers, legislators and regulators, the investment community and the public at-large get the accurate facts on what is in most cases a straight-forward business negotiation. Nexstar intends to pursue any and all methods of recourse to cause Cox to cease and desist making future mischaracterizations.

As noted in Nexstar’s press release of January 25, 2016 Cox management is willing to hold subscribers in nine markets at risk of losing network and local community programming at 11:59 p.m. local time on January 29, 2016 as Cox has yet to reach a new distribution agreement allowing the cable television provider the right to continue to air Nexstar’s highly rated programming. Cox mistakenly claims in today’s release that “Cable TV/Satellite customers forced to pay more with Nexstar merger” (referring to yesterday’s announced agreement that Nexstar has agreed to acquire Media General). In fact, the reason that Cox unilaterally raises the rates to its subscribers is related to the gross mis-allocation by Cox of its programming Fee Payments to programming with marginal viewership relative to the network and local community programming that Nexstar provides.

Across the U.S., broadcast stations and station groups, including Nexstar, generate approximately 35% of household viewing, yet local broadcasters in aggregate received on average about 12% of the total distribution revenue from cable, satellite and telecom providers such as Cox. Inexplicably, Cox (through charges to its subscribers) pays The Walt Disney Company nearly $8.00 per household per month for carriage of ESPN and Turner Broadcasting more than $1.65 per household per month for TNT. Unfortunately Cox management fails to consider reasonable business logic and reliable viewership data in determining what’s best for their viewers and instead chooses to finger point at the very source of its programming and content with the highest viewership. With Nexstar’s commitment to local viewers’ information and entertainment needs, local businesses and their marketing effectiveness, local stations need to be fairly compensated for the value of their programming.

Tactically, Cox’s mis-guided plea to consumers to oppose the announced transaction with Media General serves to further highlight the irrational thinking of Cox’s management as Nexstar’s merger with Media General is in full compliance with the FCC’s rules regarding ownership of television stations, including the national cap, which was statutorily set by Congress.

Furthermore, Cox’s assertion that “Nexstar won’t even accept the very same rate that stations they manage agreed to just two weeks ago” speaks to the ignorance of Cox as it relates to FCC regulations. Specifically, the FCC adopted rules in 2014 that prohibit Nexstar from knowing the rates agreed to with Cox by the stations Nexstar provides operating services to.

Cox also fails to acknowledge that the expiring agreement with Nexstar was entered into at the end of 2010. Therefore, for the past 3 plus years, Cox has reaped the benefit of paying significantly under market retransmission consent fees to Nexstar while consistently instituting rate increases to its subscribers. Moreover the economics to the local broadcast industry have changed dramatically since the expiring Nexstar/Cox distribution agreement.

Cox conveniently disregards the fact that as a result of the advent of reverse comp, Nexstar’s network affiliated programming costs have increased. Furthermore, in the intervening 6 years, Nexstar has made continual ongoing investments for the benefit of its viewers and distribution partners through expanded local news and other programming in its markets, the upgrade of its stations to full HD broadcast standards, the acquisition of costly life-saving weather equipment and a broad range of other improved services in its local communities. While Nexstar believes Cox has the resources to conduct financial analysis capable of efficiently managing its business for the benefit of its customers and shareholders, it is clear that Cox needs math help. Nexstar is not, as Cox states, seeking triple the rate of the expiring contract but is actually pursuing economics slightly more than double the now extinct and very favorable rate that Cox negotiated over 5 years ago. Given the exponential viewership of the Nexstar programming relative to other programming that Cox over-spends for to the detriment of its subscribers and the fact that Nexstar and other broadcasters now pay reverse comp to networks, Nexstar’s request is reasonable and consistent with the cost of such programming in similar markets.

Nexstar has established a long-term record of completing hundreds of agreements with cable and satellite providers for the carriage of its programming and is proud it has had no material service interruptions related to distribution agreements since 2005. However, despite 4 months of negotiations, Cox by its own admission never offered a rate close to current market rates and reflecting the bad faith nature of its negotiating stance, even Cox’s most recent offer does not offer contain a market rate offer to Nexstar. To be explicitly clear, Nexstar has offered Cox the same rates it offered to other large distribution partners with whom it successfully completed negotiations with in December.

Nexstar remains hopeful that a resolution can be reached before the January 29 deadline, but should Cox fail to come to terms with Nexstar, Nexstar intends to actively educate consumers in affected markets on how they can continue to receive their favorite network programming, in-depth local news, other content and programming relevant to their communities, and critical updates in times of emergencies. Cox’s attempts to disparage Nexstar will not be tolerated and their mis-guided efforts to fool their viewers as well as legislators and regulators, the investment community and the public at-large warranted a response.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities, or a solicitation of any vote or approval. In connection with the Agreement and Plan of Merger, by and between Nexstar Broadcasting Group, Inc. (“Nexstar”), Media General, Inc. (“Media General”) and Neptune Merger Sub, Inc. (the “Merger”), Nexstar and Media General intend to file relevant materials with the U.S. Securities and Exchange Commission (“SEC”), including a Registration Statement on Form S-4 to be filed by Nexstar that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS OF NEXSTAR AND MEDIA GENERAL ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Nexstar or Media General through the web site maintained by the SEC at http://www.sec.gov. In addition, the joint proxy statement/prospectus (when finalized) will be mailed to stockholders of Nexstar and Media General.

Certain Information Regarding Participants

Nexstar and Media General and their respective directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Nexstar’s directors and executive officers in Nexstar’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and Nexstar’s proxy statement for the 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2015. Information about Media General’s directors and executive officers is available in Media General’s definitive proxy statement, dated March 13, 2015, for its 2015 annual meeting of shareholders. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus that Nexstar will file with the SEC when it becomes available.

Forward-Looking Statements

This communication includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements include information preceded by, followed by, or that includes the words “guidance,” “believes,” “expects,” “anticipates,” “could,” or similar expressions. For these statements, Nexstar and Media General claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication, concerning, among other things, the ultimate outcome and benefits of a transaction between Nexstar and Media General and timing thereof, and future financial performance, including changes in net revenue, cash flow and operating expenses, involve risks and uncertainties, and are subject to change based on various important factors, including the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, the impact of changes in national and regional economies, the ability to service and refinance our outstanding debt, successful integration of Media General (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events. Nexstar and Media General undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this communication might not occur. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this release. For more details on factors that could affect these expectations, please see Media General’s and Nexstar’s filings with the SEC.

Contact:
Elizabeth Ryder	Joseph Jaffoni, Jennifer Neuman
Senior Vice President & General Counsel	JCIR
Nexstar Broadcasting Group, Inc.	212/835-8500 or nxst@jcir.com
972/373-8800

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